EXHIBIT 12(a)

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
(in millions, except ratios)

Three Months Ended
March 31, 2002

Excluding Interest on Deposits

Income before income taxes	$1,487

Fixed charges:

Interest expense	2,020

One-third of rents, net of income from subleases (a)	57

Total fixed charges	2,077

Less: Equity in undistributed income of affiliates	(15)

Earnings before taxes and fixed charges, excluding capitalized interest	$3,549

Fixed charges, as above	$2,077

Ratio of earnings to fixed charges	1.71

Including Interest on Deposits

Fixed charges, as above	$2,077

Add: Interest on deposits	1,339

Total fixed charges and interest on deposits	$3,416

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$3,549

Add: Interest on deposits	1,339

Total earnings before taxes, fixed charges and interest on deposits	$4,888

Ratio of earnings to fixed charges	1.43

(a)	The proportion deemed representative of the interest factor.

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